FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 8, 2007

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                 )

Enclosure:  Press Release dated March 8, 2007

Buhrmann NV

For more information
Media Relations
+31 (0)20 651 10 99
PRESS RELEASE
Investor Relations
+31 (0)20 651 10 42

BUHRMANN TO APPOINT PETER VENTRESS TO THE EXECUTIVE BOARD

Amsterdam, 8 March 2007 – Buhrmann NV today announced that its Supervisory Board will propose to the 2007 Annual General Meeting of Shareholders to be held on 12 April 2007 to appoint Mr P.J. Ventress as member of the Executive Board, effective 12 April, 2007. In line with the Dutch Corporate Governance Code, Mr Ventress will be appointed for a period of four years.

Peter Ventress (1960) was born in the United Kingdom. He studied modern history and modern languages at Oxford University and has an MBA degree from the Open University, London. He joined Buhrmann in 1999 and served in several senior management positions in Europe and Canada prior to being appointed in his current position as President of Corporate Express Europe. Previously, Mr Ventress held various management positions with UK Paper Plc, James McNaughton Paper Group and NatWest International.

Frans Koffrie, President and CEO commented: ‘I am delighted with the nomination of Peter Ventress, his experience and personality will be a great addition to the Executive Board. In his role as President of Corporate Express Europe, Peter’s leadership qualities have already contributed significantly to the progress made by our organisation. We are confident that he will succeed in further strengthening and expanding our European operations and to the continued growth of Buhrmann as a whole.’

The terms of employment of Mr Ventress’ remuneration fit within Buhrmann’s Remuneration Policy. The main elements of these terms will be published at www.buhrmann.com.

Additional information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is a distributor of graphic equipment and related services in six European countries. Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia.

Headquartered in the Netherlands, Buhrmann generated 2006 annual sales of EUR 6.3 billion. The company has close to 19,000 employees, and operations in 20 countries. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).

For more information
Press: Corporate Communications	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 99	Telephone: +31 (0)20 651 10 42
corpcomm@buhrmann.com	carl.hoyer@buhrmann.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  March 8, 2007